

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2025

Ali Kashani
Chief Executive Officer
Serve Robotics Inc. /DE/
730 Broadway
Redwood, CA 94063

> **Re: Serve Robotics Inc. /DE/**
> **Post-Effective Amendment on Form S-3**
> **Filed on March 6, 2025**
> **File No. 333-281113**

Dear Ali Kashani:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

POS AM on Form S-3

General

1. We note your disclosure that this post-effective amendment is being filed to update the Form S-1 registration statement (File No. 333-274547) to include, among other things, the company's December 31, 2024 audited financial statements. However, we also note that the registration statement has not been updated since it was declared effective on December 14, 2023 and included audited financial statements for the year ended December 31, 2022. Under Section 10(a)(3) of the Securities Act, "when a prospectus is used more than nine months after the effective date of the registration statement, the information contained therein shall be as of a date not more than sixteen months prior to such use." Please tell us whether you engaged in the offer or sale of your securities using the prospectus during which time the audited financial statements in the prospectus were not current.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sarah Sidwell at 202-551-4733 or Evan Ewing at 202-551-5920 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Albert Vanderlaan